SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date: July 12, 2004

Securities Authority	Tel-Aviv Stock Exchange Ltd.	Companies Registrar
22 Kanfei Nesharim St	54 Ehad Ha'am St	97 Yafo St
Jerusalem	Tel-Aviv	Jerusalem
Fax: 02 6513940	Fax: 03 5105379	Fax: 02 247874

Dear Sir / Madam,

RE: IMMEDIATE REPORT

RoboGroup T.E.K. Ltd. (the “Company”) today announced a private offering by the Company, in accordance with the Securities Regulations (Private Offering of Securities by a Listed Company) 2000.

1.	Introduction

On July 7, 2004 the Company’s board of directors resolved to approve a private offering of ordinary shares of the Company in a total amount of up to $5,500,000 (the “Offered Shares”) to be issued to Cornell Capital Partners, LP. (the “Offeree”) from time to time, as decided by the board of directors, in accordance with the Agreement signed by the Company and the Offeree on June 22, 2004, (the “Agreement”) and subject to the receipt of the approvals required by law, as detailed in this report.

On July 7, 2004 an Annual General Meeting of Shareholders was announced. The Meeting’s agenda includes a proposal to authorize the board of directors to issue, shares to the Offeree, from time to time, in accordance with the terms of the Agreement.

2.	The Offeree

The Offeree may become an interested party of the Company since it may hold, after the issuance 5% of the issued capital of the Company. To the best knowledge of the Company, the Offeree has no controlling shareholder.

3.	Description of the Offered Shares

The Offered Shares are ordinary shares, par value NIS 0.5, which will have the same rights as the outstanding ordinary shares of the Company, and will be entitled to all dividends and other benefits the record date of which for distribution will be after the date of their issuance.

After their issuance, the Offered Shares will be listed for trading on NASDAQ SmallCAP Market (“Nasdaq”) and with the Tel-Aviv Stock Exchange Market (“TASE”) where the Company’s ordinary shares are listed, subject to receipt of necessary approvals.

The number of Ordinary Shares to be issued, assuming that the Offered Shares are issued at the Volume Weighted Average Price, as defined in Section 4 below, on July 6, 2004, and assuming that the Company will not issue any additional Ordinary Shares during the Obligation Period, as defined in Section 4 below, will be 5,851,686 shares, representing 34.24% of the voting rights in the Company and of the Company’s outstanding shares, and assuming that, in addition, all the Company’s outstanding convertible securities are converted and all the outstanding options are exercised (“Full Dilution”), 31.7% of the voting rights in the Company and of the Company’s outstanding shares.

4.	The Securities Issuance as Part of a Transaction

The Offered Shares will be issued according to the terms of the Agreement.[1]

According to the Agreement, the Offeree undertook to purchase from the Company ordinary shares that will be sold and/or issued to the Offeree by the Company in a total amount of up to $5,500,000 during a period of 24 months commencing on the date the SEC declares a registration statement covering the Offered Shares effective (the “Obligation Period”).

The Agreement provides that the Offered Shares will be sold and/or issued to the Offeree at the discretion of the Company in accordance with the Company’s needs at the relevant times. Nevertheless, no sale or issuance will exceed the amount of $250,000 (hereinafter: a “Sale”), and the frequency of Sales will not be greater than once a week.

The agreement provides that the Company will be entitled to provide the Offeree, together with a notice of a Sale, a minimum price. Whenever the Company gives such a minimum price, the scope of the Sale for which the minimum price was given will be reduced, relatively, based on the number of days (out of the five trading days after a notice of Sale is given), in which the closing price of the shares will be lower then the minimum price.

1 See the immediate disclosure dated June 23, 2004

The Company did not commit within the framework of the Agreement, to make any Sales at any minimum amount.

The Agreement provides that the Offered Shares will be issued or sold to the Offeree at the lowest Volume Weighted Average Price of the shares (the “VWAP”) in the five trading days after a notice of Sale is given to the Offeree, as reported by Bloomberg LP.

The Agreement further provides that in consideration of the Offeree’s obligations, the Company will pay the Offeree a 5% commission out of the remuneration received by the Company from the Sales, as well as the amounts detailed below:

●	$90,000 to be paid after a an order of effectiveness is issued by the SEC for the Registration Statement covering the Offered Shares;

●	$111,000 to be paid at the earliest of the following: (i) upon receipt of aggregated payments from Sales totaling more than $2,000,000; or (ii) upon the first Sale notice given one year after the beginning of the Obligation Period.

According to the Agreement, the Company may pay the additional amounts in cash or in Ordinary Shares, at the VWAP on the date of the signing of the Agreement.

In addition, it was determined in the Agreement that the Company will pay the escrow company, that manages the execution of the Sales for their services, $10,000 at the beginning of the Obligation Period and an additional $500 for each Sale.

The Agreement provides that the total number of Ordinary Shares to be held by the Offeree as a result of any Sale may not exceed 5% of the then outstanding shares of the Company. The Offeree undertook that in the event that a Sale notice might cause it to hold more than 5% of the Company’s ordinary shares, it will sell, before the actual issuance of the shares, such number of Ordinary Shares that will guarantee that its holdings will not exceed 5% of the outstanding shares of the Company.

The Agreement provides that during the Obligation Period, the Company will not issue or sell shares for no payment or for a price lower than the closing price of the shares, last known before the issuance in the main market in which the shares are traded in the United States (the “Closing Price”), and will not issue or sell convertible securities (with the exception of stock option plans for employees), which grant the holder the right to purchase Ordinary Shares without payment or at a price lower than the Closing Price.

The Company additionally committed to notify the Offeree, at the beginning of each quarter of the amounts that the Company reasonably expects to obtain from Sales to the Offeree during the upcoming quarter. The Agreement indicates that such estimation will not obligate the Company to seek the mentioned amounts or any other amount, and will not in any way limit the Company’s rights to make Sales to the Offeree.

The Company agreed to indemnify the Offeree, its employees, directors, partners and agents for any damage caused to them by false representation given by the Company in the Agreement and in the accompanying agreements, by breach of the Agreement and of the accompanying agreements, or in the event of any claim brought against it, that is caused by the execution of the Agreement and which is not caused by any action or omission of the Offeree. The maximum amount of indemnification was limited in the Agreement to the aggregated remuneration that the Company will receive for the Sales.

The Offeree agreed to indemnify the Company, its managers, employees, shareholders and agents for any false representation given by the Offeree in the Agreement and in the accompanying agreements, by breach of the Agreement and in the accompanying agreements, or in the event of any claim brought against them, that is caused by the breach of the Agreement or the accompanying agreements by the Offeree or caused by any action or omission of the Offeree, connected to the Agreement execution. The maximum amount of indemnification was limited in the Agreement to the net aggregate remuneration that the Offeree will receive from the sales of the Offered Shares.

5.	Share Capital Issued by the Company and the Offeree’s Holdings in the Company

5.1	The outstanding share capital of the Company before the issuance to the Offeree is comprised of NIS 5,619,476 divided into 11,238,952 ordinary shares, par value NIS 0.5.

5.2	The outstanding share capital of the Company after the issuance of the shares to the Offeree, assuming that all the Offered Shares are issued and the issuance is made at the VWAP on July 6, 2004 and that the Company does not issue any additional Ordinary Shares during the Obligation Period, will be comprised of NIS 8,545,319, divided into 17,090,638 ordinary shares, par value NIS 0.5.

5.3	The outstanding share capital of the Company after the issuance of the Offered Shares for the Offeree, assuming that all the Offered Shares are issued and the issuance will be made at the VWAP on July 6, 2004 (approximately $0.94) and that the Company will not issue any additional ordinary shares during the Obligation Period, and assuming Full Dilution, will be comprised of NIS 8,878,917, divided into 18,433,738 ordinary shares par value NIS 0.5.

5.4	The following table represents the amount and percentage of the holding of the Offeree, to the best of the Company’s knowledge, of interested parties in the Company and the total holding of other shareholders in the Company’s voting rights and outstanding shares.

The Interested Party	Amount	%	Amount	%	Amount	%
	Before the Offering		After the Offering[1]		After the Offering and Full Dillution[1,2]
The Offeree[3]	-	-	5,851,686	34.2%	5,851,686	31.7%
Rafael Aravot	878,042	7.8%	878,042	5.3%	968,042	50.2%
Noam Kra-Oz4	700,478	6.2%	700,478	4.3%	790,478	4.3%
Haim Schleifer	701,412	6.2%	701,412	4.3%	791,412	4.3%
Gideon Missulawin	702,362	6.2%	702,362	4.3%	752,362	4.1%
Menachem Zenziper	1,213,584	10.8%	1,213,584	7.4%	1,263,584	6.9%
Arie Kraus[4]	721,177	6.4%	721,177	4.4%	771,177	4.2%
David Israel Rosen	900,200	8.0%	900,200	5.5%	912,700	5.0%
The Company	494,321	4.4%	494,321	3.0%	494,321	2.7%
Other shareholders	4,927,376	43.8%	4,927,376	28.8%	5,837,976	31.7%

1	Assuming that all Offered Shares are issued and the issuance is made at the VWAP on July 6, 2004 (approximately $0.94), and assuming that the Company does not issue any other shares during the Obligation Period. This also assumes that the Offeree does not sell or dispose of the Ordianry Shares.
2	Assuming exercise of 1,343,100 outstanding options issued to the Company’s employees, directors and to an interested party of the Company.
3	The Agreement provides that the total amount of shares held by the Offeree following any Sale may not exceed 5% of the outstanding shares of the Company (see Sec. 4 above). Therefore, the total holdings of the Offeree at any time will not exceed 820,737 shares, and in the event of Full Dilution will not exceed 887,892 shares.
4	Mr. Noam Kra-Oz and Mr. Arie Kraus are brothers.

6.	Payment and Methods for Determining Payment

Payment for the Offered Shares will be calculated before each Sale according to the number of Offered Shares to be issued in such Sale, and at a price that is equal to the lowest VWAP in the five trading days after notice of a Sale is given to the Offeree (see Sec. 4 above).

Payment will be made in cash at the time of issuance.

The Company will pay the Offeree a commission at the rate of 5% of the payment the Company will receive for the Sale of the Offered Shares and additional amounts totaling approximately $200,000, as detailed in Section 4 above.

The formula for calculating the share price was determined based on the market price of the Ordinary Shares. The commission and additional amounts to be paid were determined through negotiation between the Company and the Offeree.

7.	Personal Interest

To the best of the Company’s knowledge, no significant shareholder in the Company or any Company officer has a personal interest in the Offeree or in the payments to the Offeree.

8.	Share Price

The average price of the Company’s Ordinary Shares on the Nasdaq SmallCap Market in the six months prior to the filing of this report was $1.10 per share. The average price of the Company’s Ordinary Shares on the TASE for the same period was NIS 5.05 per share.

The Closing Price of the Company’s Ordinary Shares on the Nasdaq SmallCap Market a day before the Board of Director’s resolution and the filing of this report, i.e. on July 6, 2004, was $ 0.97 per share. The Closing Price of the Company’s Ordinary Shares on TASE or the same date was NIS 4.45.

9.	Use of Proceeds

The payments to be received from the Sales are intended to fund the activities of the Company and its subsidiaries as will be decided by the Company’s board of directors from time to time.

10.	Required Approvals

The Private Offering is subject to the following approvals:

10.1	Approval of the General Meeting of Shareholders, according to the Companies Law 1999 (the “Companies Law”), as the Offeree may become an interested party in the Company, as defined in Section 270(5) of the Companies Law. The General Meeting of the Company’s Shareholders is scheduled to take place on August 11, 2004.

10.2	The declaration of effectiveness of the Company’s registration statement to be filed with the SEC. It is the Company’s intention to file the Registration Statement soon after the filing of this report.

10.3	The approval of the TASE for the registration of the Offered Shares for trade on the TASE. It is the Company’s intention to file with the TASE a request to approve the registration of the Offered Shares for trade on the TASE as soon as approval is received from the Company’s shareholders at the General Meeting.

11.	Agreements Between the Offeree and Shareholders

To the best of the Company’s knowledge and after verification with the Offeree and with the Company’s interested parties, no agreements exist between the Offeree and any shareholder of the Company, or between the Offeree and others regarding the purchase or sale of the Company’s securities or regarding its voting rights.

12.	Trade Limitations of the Offered Securities

The Offered Shares will be subject to the trade limitation under Sec. 15c of the Israeli Securities Act, 1968 and the regulations thereof:

12.1	During three months following the issuance date (the “Term”) the shares may not be offered for sale on the TASE.

12.2	During four quarters following the end of the Term, the shares may not be offered for sale on the TASE, except as follows:

12.2.1	The amount of shares to be offered each trading day will be the daily average of the trade turnover on the TASE of the Company’s shares from the class offered in the period of eight weeks prior to the offering date.

12.2.2	The rate of the offered shares out of the issued and paid capital of the company on the offering date, may not exceed one percent of the issued and paid capital of the company during each quarter. Under this section “issued and paid capital” excludes: shares which will result from the exercise of securities that where issued before the offering date and weren’t exercised

13.	Board of Directors Reasons for the Approval of the Private Offering

The authorization for the Board of Directors to issue shares to the Offeree will enable the Company to obtain, according to the Company’s discretion and its needs at relevant times, at short notice, significant amounts of money, and will create an additional source of funding for the Company’s activities. The short notice preceding each sale will reduce the uncertainty of the price at which the sale will be made. The Offeree’s commitment to purchase the Offered Shares as they are offered will prevent the uncertainty involved in a public offering.

The directors who participated in the board of directors discussion on this matter were: Messers Rafael Aravot, Haim Schleifer, Noam Kra-Oz, Gideon Missulawin, Menachem Zenziper, Arie Kraus, Alex Tal, Amiram Dagan (an outside director) and Ms. Tami Gottlieb (an outside director).

14.	Time of Securities Issuance

The Offered Shares will be issued to the Offeree from time to time, at times that will be decided by the board of directors in accordance with the conditions of the Agreement.

15.	General Meeting

A General Meeting of the Company Shareholders, at which a proposal to authorize the Board of Directors to issue to the Offeree, from time to time, shares having value of up to $5,500,000, in accordance with the conditions of the Agreement, is scheduled to take place on August 11, 2004, at 10:00 a.m. at the Daniel Hotel, 10 Ramot Yam Street, Herzlia Pituach.

The record date for eligibility to participate in and vote at the General Meeting, in accordance with section 182 of the Companies Law is July 9, 2004.

Any instruction given by the Israeli Securities Authority or one of its authorized employees may delay the General Meeting of Shareholders

16.	Company Representative Handling the Report

Ophra Levy-Mildworth, Adv. 13 Hamelach st. Rosh Ha'ayin Tel. +972-3-9004113 Fax. +972-3-9030994